BUSINESS

Luby's, activist investor spar over cafeteria chain's future

Paul Takahashi
Jan. 3, 2019



Luby's, 730 FM 1960, is shown Friday, Dec. 28, 2018, in Houston. This section of FM1960 is also named Cypress Creek Parkway.

Photo: Melissa Phillip, Houston Chronicle / Staff photographer

The proxy fight launched for control of the Houston restaurant chain Luby's by an activist investor has all the trappings of a political campaign.

Statements introducing candidates for the board of directors and their qualifications. Glossy mailers outlining arguments for and against the candidates. Instructions on how and where to vote.

The stakes are high. The outcome of this proxy fight between Luby's and New York hedge fund Bandera Partners could determine not only Luby's leadership and company direction, but the very existence of the company.

Luby's board recently warned shareholders, "If given board representation, Bandera will likely push for liquidating the company or selling off its real estate assets — a path we fully believe would short change Luby's shareholders, employees and customers."

Bandera, which has nominated four new directors, seeks to oust from the board CEO Christopher Pappas and his brother Harris, who have led Luby's since 2001. Since Banderas launched the proxy fight in December, the two sides have exchanged barbs and criticism in so-called fight letters as they try to sway shareholders in the run-up to the company's annual meeting on Jan. 25.

On HoustonChronicle.com: Luby's faces proxy fight with activist investor

Bandera, which has owned Luby's stock for more than a decade, is lobbying fellow shareholders to remove the chairman Gaspir Mir III and Frank Markantonis, along with the Pappas brothers, from Luby's nine-member board of directors. The brothers are also the owners and operators of Pappas Restaurants in Houston.

Jeff Gramm, Bandera's co-founder and portfolio manager, said his proxy fight represents an opportunity for shareholders to infuse fresh leadership and ideas into the 72-year-old restaurant chain, which has struggled to retain diners in recent years amid growing competition from more popular fast-casual concepts. Luby's last year issued a statement of going concern, calling into question whether it can stay in business.

Bandera, which owns 9.8 percent of Luby's stock, said the restaurant chain lost $73 million and saw its stock price fall by 84 percent over the past five years -- even as the company spent $18.3 million on board and management compensation over the same period.

Bandera's candidates for Luby's board are: Gramm, his father, former Texas Sen. Phil Gramm; Stacy Hock, chairwoman of Texans for Education Opportunity, and Savneet Singh, managing partner of Tera Holdings of New York.

On HoustonChronicle.com: Activist investor calls for 'fresh faces' to turn around Luby's

"If all of our nominees are elected, they'll hold a minority position on the board and will have the power to advocate for stronger oversight and accountability," Jeff Gramm said. "We want to hold management accountable for their actions and develop a long-term plan that replaces Luby's current strategy of relying on property liquidations to keep the business afloat."

Gramm said he disputes Luby's characterization of his hedge fund as liquidators, pointing out that Luby's over the past decade shuttered restaurants and sold $88 million in assets to fund operations and pay down its debt.

Luby's owns and operates 146 restaurants nationally under the Luby's Cafeteria, Fuddruckers Restaurants and Cheeseburger in Paradise brands. The company closed 21 underperforming restaurants last year and sold 10 of them, generating $14.8 million to help pay down $39.3 million of debt.

"I point out that Luby's has been consistently valued less than its liquidation value for years, not because I want to push for immediately liquidating the company," Gramm said, "but because it's the clearest proof that the market doesn't have faith in the board to harness the company's assets properly to generate returns for shareholders."

On HoustonChronicle.com: Luby's closes 21 restaurants amid lackluster sales

Luby's, in its fight letter of Dec. 24, told shareholders it does not endorse any of Bandera's candidates, arguing they have little restaurant industry experience and no substantive plan for the company.

"So far the full extent of a 'plan' for the Company offered up by Bandera could fit on a Fuddruckers napkin," Luby's said in its letter.

Luby's said it is working to turn around its financial performance by evaluating ways to lower costs and improve operations, reduce debt and add new voices to management and the board. The Pappas brothers own 36.8 percent of Luby's stock, meaning they have "more skin in the game than anyone," the company said.

Chris Pappas last year reduced his annual salary to $1 and has committed to keeping it that way until the company's turnaround efforts bear fruit. Luby's also promoted a longtime restaurant veteran to chief operating officer and entered into a $80 million refinancing credit agreement with MSD Partners, a New York- and London-based investment advisor affiliated with Michael Dell, to reduce the company's debt.

Proxy fights have become more common in corporate America over the past decade with the rise of activist investors looking to turn around and capitalize on undervalued companies. Nationally, between 100 and 130 proxy fights are launched each year by hedge fund investors, unhappy shareholders and competitors looking to expand their market share.

paul.takahashi@chron.com

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